Exhibit 99.1

Enthusiast Gaming Issues Statement Addressing Misleading, Baseless Letter from Activist Greywood Investments

Enthusiast Gaming is well positioned to continue delivering rapid top line growth, while increasing gross profit at a significantly faster rate following strong Q1 results that beat consensus estimates

Greywood is an investment vehicle that lacks transparency and seeks to take full control of Enthusiast Gaming’s Board without paying shareholders a control premium

LOS ANGELES, May 24, 2022 -- Enthusiast Gaming Holdings Inc. (NASDAQ:EGLX; TSX: EGLX), (“Enthusiast Gaming” or the “Company”), an integrated gaming entertainment company, today issued the following statement addressing the misleading and baseless letter to the Company’s board of directors (the “Board”) sent by activist investor Greywood Investments, LLC (“Greywood”).

Enthusiast Gaming regularly engages with its shareholders and continues to welcome constructive input focused on enhancing value. While it is the Company’s policy not to comment on specific interactions, we want to ensure the facts are clear regarding our corporate strategy, leadership, and our commitment to best-in-class governance. Most importantly, we want to set the record straight on who Greywood is and how their unfounded narrative seeks to serve their own interests.

“We believe the Company is well-positioned to continue accelerating both revenue and gross profit, given the exceptionally strong trends we continue to see in our business. Despite the unnecessary distraction caused by Greywood, the Company’s Board and management remain focused on executing on our strategy,” said John Albright, lead Director of Enthusiast Gaming. “We value the trust and confidence our shareholders place in us every day and we plan to continue to drive the business forward to create sustainable value over the long term.”

Unknown Activist Fund with Suspect Motives and a Hidden Agenda

Shareholders are right to question who Greywood is and whose interests they serve. Greywood has kept details about itself under wraps and there is no information on who controls Greywood, their operations, or track record. What is clear is that they have no plan for the Company other than to take full control of the Board, for their own undisclosed purposes, without offering shareholders a premium. This is evidenced by Greywood’s singular focus on Enthusiast Gaming’s CEO and a list of grievances that have nothing to do with long-term shareholder value. A campaign based on what appears to be misleading complaints and personal attacks will do nothing to create long-term shareholder value and is solely designed as an attempt to install Greywood’s handpicked director nominees.

Enthusiast Gaming is on the Right Track to Long-Term Value Creation

Enthusiast Gaming’s exceptionally skilled Board includes seven highly qualified and actively engaged directors, all of whom know the Company well and are leaders in their respective fields. Under their guidance, and the focused leadership of management, the Company is well positioned for continued growth, as evidenced by the multiple early successes to date this year:

•	A very strong start to Q1 2022 with revenue of $47.2 million – an increase of 57% year-over-year, well ahead of estimates – led by accelerated growth and substantial margin expansion. This was driven by a combination of strong web and video views, higher direct sales, subscription growth, and better-than-expected contributions from U.GG and Addicting Games.

•	A growing direct sales pipeline with $5.2 million of direct sales in Q1 2022, up 136% year-over-year, supported by renewals and expansions with existing customers.

•	A 127% increase in year-over-year gross profit in Q1 2022, with gross profit effectively equal to Q4 2021, despite a strong seasonal difference between the two periods.

•	An 83% increase in year-over-year recurring subscription revenue in Q1 2022, driven by a 70% increase in paid subscribers.

•	All seven equity analysts covering the Company have a “buy” or “outperform” rating on its shares.

“Enthusiast Gaming remains committed to its ambitious plan to accelerate growth and continue margin expansion. Our flywheel model, centered around communities, content, creators, and experiences, will continue to drive increasing value. Our team is well positioned to continue delivering rapid top line growth, while increasing gross profit at a significantly faster rate. With so much potential right in front of us, now is not the time to risk your investment to unproven activist nominees,” commented Adrian Montgomery, CEO of Enthusiast Gaming.

Advisors

Kingsdale Advisors is acting as strategic shareholder and communications advisor to the Company. Norton Rose Fulbright Canada LLP is acting as legal advisors to the Company.

About Enthusiast Gaming

Enthusiast Gaming is an integrated gaming entertainment company, building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars: Communities, Content, Creators, and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like-minded communities to deliver the ultimate fan experience.

Contacts

Enthusiast Gaming Investor Relations:
 Eric Bernofsky, Chief Corporate Officer
investor@enthusiastgaming.com

Media Relations:

Wojtek Dabrowski, Provident Communications
wojtek@providentcomms.com

647-825-5009